August 20, 2010

Salary.com, Inc.
160 Gould Street
Needham, MA

Ladies and Gentlemen:

Kenexa Corporation ("Kenexa") and Salary.com, Inc. (the "Company") are currently discussing a possible acquisition of the Company (the "Potential Transaction"). In consideration of the effort and monies that will be expended by Kenexa to pursue the Potential Transaction, Kenexa and the Company agree that, during the Exclusive Period (as defined below):

1.
the Company shall terminate immediately, and shall cause all of the officers, directors, employees, investment bankers, attorneys, accountants, agents or other advisors or representatives (collectively, the "Representatives") of the Company to terminate immediately any existing solicitations, discussions or negotiations with any person or entity other than Kenexa, its affiliates and Representatives, with respect to any proposed, potential or contemplated Competing Transaction (as defined below);

2.
the Company shall not, and shall cause all of its Representatives not to, nor shall it authorize or permit any of its or its Representatives to, in each case except with respect to Kenexa, its affiliates or Representatives: (A) solicit, initiate or knowingly facilitate or encourage the making by any person or entity of any proposal, offer or inquiry that constitutes, or could be expected to lead to, a proposal for any Potential Transaction or a possible acquisition of any capital stock or assets of the Company, whether pursuant to a sale of assets, sale of stock, tender offer, merger, consolidation, reorganization, recapitalization or otherwise (in each case, a "Competing Transaction"); provided, however, that the term "Competing Transaction" shall not include a transaction to be consummated during the Exclusive Period solely related to the divestiture of the Company's payroll business, (B) participate in any discussions or negotiations with any person or entity regarding, or furnish or disclose to any person or entity any information with respect to, or in furtherance of, or take any other action knowingly to facilitate any inquiries from any person or entity with respect to any Competing Transaction, or (C) execute or enter into any agreement, understanding or arrangement, including (whether legally binding or not) any letter of intent, memorandum of understanding or similar agreement, with any person or entity with respect to any Competing Transaction, or approve or recommend or propose to approve or recommend any Competing Transaction or any agreement, understanding or arrangement, including (whether legally binding or not) any letter of intent, memorandum of understanding or similar agreement, relating to any Competing Transaction (or resolve or authorize or propose to agree to take any of the foregoing actions); and

3.
the Company shall promptly (but in any event within one day of receipt thereof) notify Kenexa in writing if the Company or any of its Representatives receives any written or oral offer to purchase, solicitation of an offer to sell, or other communication which could reasonably result in a Competing Transaction, which notice shall contain, in each case, the identity of the person or entity which made the offer, solicitation or communication and the material terms and conditions of such offer, solicitation or communication.

As used in this letter agreement, the term "Exclusive Period" means the 14-day period commencing on the date a copy of this letter countersigned by Company is received by Kenexa.

The existence and terms of this letter agreement are subject to the confidentiality agreement dated August 5, 2010 between Kenexa and Salary.

This letter agreement constitutes a legally binding agreement on the part of the Company, and the terms of this letter agreement will be legally binding upon and inure to the benefit of the parties hereto, their respective successors and permitted assigns. This letter agreement may not be assigned by either party hereto without the prior written consent of the other party. This letter agreement may not be amended except in a writing signed by both parties hereto. This letter agreement will be governed by the laws of the State of Delaware without regard to its principles of conflicts of law. This letter may be signed in two counterparts (including by means of facsimile or electronic mail which, for all purposes, shall be deemed an original signed document), any one of which need not contain the signature of the other party, but both such counterparts taken together will constitute one and the same agreement.

If you are in agreement with the terms set forth above, please sign this letter agreement in the space provided below and return an executed copy to us as soon as possible.

Sincerely,
KENEXA CORPORATION

By:	/s/ Rudy Karsan
Rudy Karsan, its Chief Executive Officer

Agreed to and accepted this 20th day of August, 2010:

Salary.com, Inc.

By:	/s/ Paul R. Daoust
Name:	Paul R. Daoust
Its:	Interim CEO